Comtech Telecommunications Corp.

68 South Service Road, Suite 230

Melville, NY 11747

July 21, 2022

VIA EDGAR

Gregory Herbers

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549- 7010

Re:	Comtech Telecommunications Corp.

Registration Statement on Form S-3 (File No. 333- 266120)

Dear Mr. Herbers:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Comtech Telecommunications Corp. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-266120) so that it may become effective at 4:00 p.m. Eastern Time on July 25, 2022, or as soon thereafter as practicable.

Very truly yours,

Comtech Telecommunications Corp.

By:	/s/ Michael A. Bondi
	Name:	Michael A. Bondi
	Title:	Chief Financial Officer